                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 FORM 10-SB/A2



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PLANET SWEEP, INC.

                (FORMERLY INTEGRATED SYSTEMS INTERNATIONAL, INC.)
              (Exact name of Small Business Issuer in its Charter)


           NEVADA                                              06-572563
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number


              570 LEXINGTON AVENUE, 45TH FLOOR, NEW YORK, NY 10022 (Address of principal executive offices) (Zip Code)

                                 (212) 751-7282
                           (Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class                              Name of Each Exchange on Which
To be so Registered                              Each Class is to be Registered
-------------------                              ------------------------------

     n/a                                                     n/a

Securities registered under Section 12(g) of the Exchange Act:

                         COMMON EQUITY, PAR VALUE $.001
                                (Title of Class)

                               PLANET SWEEP, INC.


                                 FORM 10-SB/A2


                               TABLE OF CONTENTS

NO. TITLE                                                                               PAGE NO.
---------                                                                               --------
                                     PART I

Item 1.  Description of Business............................................................3
Item 2.  Management's Discussion and Analysis or Plan of
         Operations.........................................................................7
Item 3.  Description of Property...........................................................11
Item 4.  Security Ownership of Certain Beneficial Owners and
         Management........................................................................11
Item 5.  Directors, Executive Officers, Promoters, and
         Control Persons...................................................................12
Item 6.  Executive Compensation............................................................14
Item 7.  Certain Relationships and Related Transactions....................................15
Item 8.  Description of Securities.........................................................16

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters.......................................17
Item 2.  Legal Proceedings.................................................................17
Item 3.  Changes in and Disagreements with Accountants.....................................18
Item 4.  Recent Sales of Unregistered Securities...........................................18
Item 5.  Indemnification of Directors and Officers.........................................22

                                    PART F/S

         Financial Statements..............................................................22

                                    PART III

Item 1.  Index to Exhibits.................................................................22
Item 2.  Description of Exhibits...........................................................23
         Signatures........................................................................25

                                   SIGNATURES

         In accordance with Section 12 the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PLANET SWEEP, INC.



DATED: October 17, 2000             BY: /s/ TERRENCE M. TIERNEY
                                        --------------------------
                                        TERRENCE M. TIERNEY
                                        Chief Executive Officer

      9 ENDO BOULEVARD                     [LOGO]            TEL: 516 222-7780
GARDEN CITY, NEW YORK 11530                                  FAX: 516 222-2377





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders
Integrated Systems International, Inc.

We have audited the accompanying balance sheets of Integrated Systems International, Inc. (a development stage company) as of February 29, 2000 and February 28, 1999, the related statements of operations, stockholders' equity and cash flows for the periods from inception (July 17, 1998) to February 28, 1999 and for the year ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Integrated Systems International, Inc. as of February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the period from inception (July 17, 1998) to February 28, 1999 and for the year ended February 29, 2000 in conformity with generally accepted accounting principles.


/s/ Pascale, Razzino, Alexanderson & Co., PLLC


Garden City, New York
June 16, 2000




                                      F-1